UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Cidara Therapeutics, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
171757107
(CUSIP Number of Common Stock Underlying Class of Securities)
Jeffrey Stein, Ph.D.
President and Chief Executive Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, California 92121
(858) 752-6170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Charles J. Bair, Esq.
Karen E. Deschaine, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, California 92121
(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,995,061	$389

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 2,867,306 shares of the issuer’s common stock, having an aggregate value of $2,995,061 as of November 15, 2019, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01298% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$389	Filing Party:	Cidara Therapeutics, Inc.
Form or Registration No.:	SC TO-I	Date Filed:	November 20, 2019

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 ☐ third party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

 ☐ going-private transaction subject to Rule 13e-3.

 ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

 ☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

 ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission by Cidara Therapeutics, Inc., a Delaware corporation (the “Company”), on November 20, 2019. The Schedule TO relates to the offer by the Company to exchange Eligible Options for New Options upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for New Options dated November 20, 2019, and amended on December 4, 2019 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A).

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Exchange Offer.

Item 7. Source and Amount of Funds or Other Consideration.

(b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions of the Exchange Offer”) has been amended and is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Exchange Offer under Section 8 (“Information Concerning Us; Financial Information”), including Schedule A (“Selected Financial Data”) to the Exchange Offer; and Section 15 (“Additional Information”) of the Exchange Offer has been amended and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by including the following exhibits:

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated November 20, 2019, as amended on December 4, 2019
(a)(1)(B)*	Form of Email Announcement of Offer to Exchange
(a)(1)(C)*	Election Form for Non-Section 16 Officers
(a)(1)(D)*	Election Form for Section 16 Officers
(a)(1)(E)*	Form of Communication to Eligible Holders Participating in the Exchange Offer Confirming Receipt of Election Form
(a)(1)(F)*	Form of Reminder Email to Eligible Holders
(a)(1)(G)*	Form of Confirmation Letter to Eligible Holders Participating in the Exchange Offer
(a)(1)(H)*	Form of Email Announcement from CEO
(a)(1)(I)*	Form of Confirmation Letter to Eligible Holders Not Participating in the Exchange Offer
(a)(1)(J)*	Stock Option Exchange Employee Presentation
(a)(1)(K)*	Form of Stock Option Grant Notice and Option Agreement for Options Granted Under Exchange Offer
(b)	Not applicable
(d)(1)
Form of Indemnity Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-202740), as amended, originally filed on March 13, 2015).

(d)(2)
2015 Equity Incentive Plan and Form of Grant Notice, Stock Option Agreement and Notice of Exercise thereunder (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 (File No. 333-203434), filed on April 15, 2015).

(d)(3)	2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-202740), as amended, originally filed on March 13, 2015).
(d)(4)
2013 Stock Option and Grant Plan and Form of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder, as amended (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-202740), as amended, originally filed on March 13, 2015).

Exhibit Number	Description
(d)(5)
Form of Amended and Restated Employment Agreement by and between the Company and its executive officers (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on November 10, 2016).

(d)(6)
Loan and Security Agreement by and between Company and Pacific Western Bank, dated October 3, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 3, 2016).

(d)(7)	Form of Restricted Stock Unit Award Grant Notice (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on May 10, 2017).
(d)(8)
Securities Purchase Agreement by and among the Company and each of the persons and entities, severally and not jointly, listed as a Purchaser on the Schedule of Purchasers attached as Schedule I thereto, dated October 19, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on October 19, 2017).

(d)(9)
First Amendment to Loan and Security Agreement, by and between the Company and Pacific Western Bank, dated June 13, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed August 9, 2018).

(d)(10)
Subscription Agreement by and among the Company and the purchasers identified on the signature pages thereto, dated May 21, 2018 (incorporated by reference to the Company's Current Report on Form 8-K, filed on May 21, 2018).

(d)(11)
Placement Agency Agreement by and among the Company, Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co., date May 21, 2018 (incorporated by reference to the Company's Current Report on Form 8-K, filed on May 21, 2018).

(d)(12)
Second Amendment to Loan and Security Agreement, by and between the Company and Pacific Western Bank, dated July 27, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 31, 2018).

(d)(13)
Controlled Equity OfferingSM Sales Agreement, dated as of November 8, 2018, by and between the Company and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form S-3, filed on November 8, 2018).

(d)(14)
Exchange Agreement, dated March 22, 2019, between the Company and Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P. and MSI BVF SPV, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on March 22, 2019).

(d)(15)	Stock Purchase Agreement, dated September 3, 2019, by and between the Company and Mundipharma AG (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed on November 7, 2019).
(d)(16)
Third Amendment to Loan and Security Agreement, by and between the Company and Pacific Western Bank, dated November 5, 2019 (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed on November 7, 2019).

(g)	Not applicable
(h)	Not applicable
*	Previously filed as an exhibit to the Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cidara Therapeutics, Inc.

By:	/s/ Jeffrey Stein, Ph.D.
Jeffrey Stein, Ph.D.
Its:	President and Chief Executive Officer

Dated: December 4, 2019